Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trust Managers and Shareholders

AmREIT

We consent to the use of our report included herein dated March 27, 2009, except as to note 2 (New Accounting Standards), which is as of September 29, 2009 with respect to the consolidated balance sheets of AmREIT and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the related financial statement schedule, which appears in Amendment No. 4 to the registration statement on Form S-4 (File # 333-159610) of REITPlus, Inc. dated September 29, 2009.

/s/ KPMG LLP

Houston, Texas

September 29, 2009